Exhibit 99(e)

                          PRESS RELEASE


FOR IMMEDIATE RELEASE
MONDAY
JUNE 17, 1996


CONTACT PERSON:    STACY DUCKETT, VICE PRESIDENT
                   CORPORATE COMMUNICATIONS
                   (501) 688-8229


                  TCBY REPORTS IMPROVED RESULTS
                   FOR THE FIRST HALF OF 1996


LITTLE ROCK, AR - June 17, 1996 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced net income for the first six months of 1996 was $1,948,544, or $.08 per share, compared to a net loss of $(1,995,192), or $(.08) per share, for the same period in 1995. Year-to-date results for 1995 included a $(.06) per share loss due to the adoption of a new accounting standard which was offset by a $.06 per share gain from the sale of the marketing and distribution rights of the Company's refrigerated yogurt product line. Net income for the second quarter of 1996 was $2,453,211, or $.10 per share, compared to $2,440,098, or $.10 per share, for the same period in 1995, which included in 1995 a $.06 per share gain from the sale of the marketing and distribution rights of the Company's refrigerated yogurt product line. The improvements in results in 1996 reflect a 43% reduction for the second quarter and a 45% reduction year-to- date in selling, general and administrative costs primarily achieved through the Company's restructuring, the sale of Company-owned stores, and a focus on geographic regions where the Company's hardpack frozen products can be delivered and marketed in a more efficient manner.

Sales and franchising revenues for the second quarter ended May 31, 1996 and 1995 were $27,945,040 and $33,536,214, respectively. Sales and franchising revenues for the first six months of 1996 and 1995 were $45,222,693 and
$60,730,535, respectively. The declines in sales and franchising revenues are primarily attributable to the execution of the Company's decision to franchise or close its Company-owned stores, and a decrease in sales to the retail grocery trade resulting from the sale of the refrigerated yogurt line and the refocus of the geographic regions where the Company's hardpack frozen products are marketed.


TCBY had 2,741 total locations at the conclusion of the second quarter of 1996. These locations consisted of 8 Company-owned stores, 194 international locations, 1,311 non-traditional locations and 1,228 franchised stores. The Company continues to pursue the development of franchised non-traditional locations with a special focus on convenience stores operated in association with national petroleum companies. As of May 31, 1996, the Company had opened 159 of these petroleum locations and had an additional 76 locations under agreement for development in 1996. These locations offer dual-branding opportunities with other national food companies.

In addition, it was announced during the second quarter that a development agreement had been reached with Citgo Petroleum Corporation, and development alliances had been established with A&W Restaurants and Wall Street Deli. The Company is pursuing similar agreements and alliances with other companies.

The Company's "TCBY" Treats(Service Mark) concept continues to expand through the TCBY franchise system. To date, approximately 65% of operating traditional domestic franchise stores have converted or are in the process of converting to the new "TCBY" Treats(Service Mark) concept. To support this new development, a national television campaign, running from May through July, focuses on the new products, including premium ice cream, offered under the "TCBY" Treats(Service Mark) concept.

During  the  second  quarter,  the  Company  announced   its
international   division   had   finalized   new   franchise
agree       ments for  Israel  and  the  Netherlands  and  now  has
development  agreements  in  32  countries.    International
Franchise Conferences  were held  in  Hong Kong  and  Mexico during the quarter  to introduce  the "TCBY"  Treats(Service
Mark) concept  to international  franchisees.   It was  also
announced  during  the   second  quarter   that  Top   Green
International, the licensee for China, Hong Kong and Macao, reached an agreement with 7-11 Stores for the distribution of "TCBY"(Registered) products in over 330 7-11 Stores in Hong Kong.

"We are pleased with our second quarter results and the continued improvements we are experiencing," said Herren Hickingbotham, President and Chief Operating Officer. "We continue to be excited about our development opportunities in 1996 through new international and non-traditional locations, as well as through conversions and expansion of the TCBY Treats program in our traditional franchise stores. We expect the improvements in SG&A to hold throughout the year, and will continue our focus on improving sales and profitability throughout the Company."


In December, 1995, the Company announced the authorization by its Board of Directors to purchase up to three million shares of its outstanding common stock. To date, the Company has purchased over 470,000 shares. Purchases have been made utilizing the Company's cash resources.

The Board of Directors of the Company declared a $.05 per share cash dividend payable on July 15, 1996 to stockholders of record as of June 28, 1996.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the largest manufacturer-franchisor of frozen yogurt in the world.






                       TCBY Enterprises, Inc.
                    Selected Financial Highlights
                  ($000, Except Per Share Amounts)
                             (Unaudited)

                             Three Months Ended  Six Months Ended
                                   May 31,            May 31,
                               1996     1995      1996      1995
Operating Results
Sales & Franchising Revenue  $ 27,945 $ 33,536  $ 45,223  $ 60,731
Net Income (Loss)            $  2,453 $  2,440  $  1,949  $ (1,995)
Net Income (Loss) Per Share  $    .10 $    .10  $    .08  $ (  .08)
Average Shares Outstanding     25,283   25,557    25,422    25,576
Dividends Paid Per Share     $    .05 $    .05  $    .10  $    .10

                                       May 31,        November 30,
                                        1996             1995
Financial Position
Current Assets                        $ 51,518          $ 51,357
Current Liabilities                   $ 13,997          $ 14,668
Property, Plant & Equipment, Net      $ 44,441          $ 45,710
Total Assets                          $108,192          $111,625
Long-term Debt, less current portion  $ 11,319          $ 12,641
Stockholders' Equity                  $ 79,521          $ 82,179

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